8. REORGANIZATION
REORGANIZATION - FISCAL YEAR 2015


On September 18, 2014, the Board approved an Agreement and Plans of Reorganization (the "Reorganizations") which provided for the transfer of all the assets of the Short Duration Government Bond Fund and the Maryland Municipal Bond Fund, each a series of the Trust (the "Acquired Funds"), for shares of the Short-Term Corporate Bond Fund and the Municipal Bond Fund (the "Acquiring Funds"), respectively. Shareholders approved the Reorganizations at a meeting held on January 15, 2015 and the Reorganizations closed on January 30, 2015 based on net asset values determined as of close of business on January 30, 2015. The acquisitions were accomplished through tax-free exchanges of assets and shares.

The purpose of this transaction was to combine the Funds with the same Investment Manager and with substantially similar investment objectives, policies, and restrictions. Due to the small size of the Acquired Funds and the comparatively better prospects for asset growth of the Acquiring Funds, it was believed that the shareholders' best interest would be served by reorganizing the Acquired Funds into the Acquiring Funds.

In addition, the Short-Term Corporate Bond Fund (as one of the Acquiring Funds) experienced the following changes. First, the name of the Acquiring Fund was changed to the "Wilmington Short-Term Bond Fund". Second, the Principal Investment Strategies of the Acquiring Fund was revised to remove the 80% limitation related to investment in corporate debt securities to allow the Fund to invest primarily in U.S. investment grade corporate and government fixed income securities.

For financial reporting purposes, each of the Acquiring Funds was deemed to be the accounting survivor.
The net assets of the Acquired Funds included net unrealized appreciation on investments of $1,165,527 and $4,651,902 and accumulated net realized gains (losses) of $(313,681) and $435,174 for the Short Duration Government Bond Fund and Maryland Municipal Bond Fund, respectively.
The financial statements of the Funds reflect the operations of the Acquiring Funds for the period prior to the Reorganizations and the combined fund for the period subsequent to the Reorganizations. Because each of the combined investment portfolios have been managed as a single integrated portfolio since the Reorganizations were completed, it is not practicable to separate the amounts of revenue and earnings of each Acquired Fund that have been included in each combined Fund's Statement of Operations since the Reorganizations were completed. For every Class A Share and Class I Share exchanged, a shareholder of Short Duration Government Bond Fund received approximately
0.93 Class A Shares and Class I Shares, respectively of Short-Term Bond Fund. For every Class A Share and Class I Share exchanged, a shareholder of Maryland Municipal Bond Fund received approximately 0.75 Class A Shares and Class I Shares, respectively of Municipal Bond Fund. Assuming the Reorganizations had been completed on May 1, 2014, the pro forma net investment income, net realized and unrealized gain/(loss) on investments and net increase in net assets from operations for the fiscal year ended April 30, 2015 would have been $2,202,814, $(545,502) and $1,657,312, for the Short Duration
Government Bond Fund and $5,940,465, $3,103,054 and $9,043,519,
for the Maryland Municipal Bond Fund, respectively.

Additional information can be found in the Shareholder Report filed with the SEC on June 29, 2015.